Exhibit 99.1

PRESS RELEASE

Borr Drilling Limited – Contracting Updates

Hamilton, Bermuda, September 30, 2026 - Borr Drilling Limited (NYSE and OSE: BORR) (“Borr Drilling” or the “Company”) is pleased to announce new commitments for three of its premium jack-up rigs.

In West Africa, the Norve has received a binding letter of award from an undisclosed operator. The commitment is expected to commence in mid-December 2026 and includes a firm scope of three wells with an estimated duration of 245 days, keeping the rig committed into August 2027. The commitment also includes priced options with an estimated duration of 175 days.

Shell Nigeria Exploration and Production Company has exercised the one-well option on the Natt in Nigeria. Based on the current well program, it is anticipated that the rig will remain contracted with the customer into early August 2027.

In Europe, the Joro has been awarded a contract with an undisclosed operator for accommodation activities in the UK. The contract is expected to commence in mid-October 2026 and has an estimated firm duration of 60 days, keeping the rig committed into December 2026. The contract also includes priced options with an estimated duration of 56 days.

About Borr Drilling Limited
Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the New York Stock Exchange since July 31, 2019 and on Euronext Oslo Børs since May 21, 2026 under the ticker "BORR." The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow-water segment to the offshore oil and gas industry worldwide. Please visit our website at www.borrdrilling.com.

Forward-Looking Statements
This press release and related discussions include forward-looking statements made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely", "aim", "plan", "guidance" and similar expressions and include statements regarding expectations about new contracts and commitments, the commencement, timing and duration of contracts, the exercise of options, contract coverage, backlog, and other non-historical statements. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors that could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks relating to the commencement and duration of contracts, including our ability to commence contracts consistent with the timeframes described herein, risks related to contracting, including our ability to convert letters of intent, letters of award and other commitments into contracts, the risk that we may not enter into contracts or that contracts are not performed as expected, the risk of contract suspension or termination, the risk that options will not be exercised, the risk that backlog will not materialize as expected, risks relating to the operations of our rigs, risks relating to geopolitical events including their impact on our business and industry, risks relating to market trends, and other risks and uncertainties, including those described in our annual report on Form 20-F for the year ended December 31, 2025 and our other filings with and submissions to the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contact
Benjamin Wiseman
Senior Manager, Corporate Finance & Investor Relations
+44 122 4289 230
ir@borrdrilling.com